BOK FINANCIAL THRIFT PLAN FOR HOURLY EMPLOYEES

                            FINANCIAL STATEMENTS AND
                              SUPPLEMENTAL SCHEDULE

                           DECEMBER 31, 2007 and 2006

                                      WITH

                        REPORTS OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRMS

                                    CONTENTS


Report of Independent Registered Public Accounting Firm -
    Tullius Taylor Sartain & Sartain LLP..................................1

Report of Independent Registered Public Accounting Firm -
    Ernst & Young LLP.....................................................2

Statements of Net Assets Available for Benefits
    December 31, 2007 and 2006............................................3

Statement of Changes in Net Assets Available for Benefits
    Year ended December 31, 2007..........................................4

Notes to Financial Statements.............................................5

Supplemental Schedule

    Form 5500 Schedule H, Line 4i - Schedule of Assets
       (Held at End of Year)  December 31, 2007..........................12

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrative Committee
BOK Financial Thrift Plan for Hourly Employees

We have audited the accompanying statement of net assets available for benefits of BOK Financial Thrift Plan for Hourly Employees (the Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ TULLIUS TAYLOR SARTAIN & SARTAIN LLP

Tulsa, Oklahoma
June 26, 2008

             Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee
BOK Financial Thrift Plan for Hourly Employees

We have audited the accompanying statement of net assets available for benefits of the BOK Financial Thrift Plan for Hourly Employees (the Plan) as of December 31, 2006. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Tulsa, Oklahoma
June 27, 2007

                 BOK FINANCIAL THRIFT PLAN FOR HOURLY EMPLOYEES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2007 and 2006


                                                  2007             2006
                                           -----------------------------------
 Assets
 Investments, at fair value (See Note 3)     $    1,391,849   $    1,161,706
 Cash                                                15,265           13,054
 Due from broker                                        400            1,859
 Accrued interest receivable                          1,537            1,475
 Participants contribution receivable                   102               45
 Employer contribution receivable                   135,550          130,450
                                           -----------------------------------

 Total assets                                     1,544,703        1,308,589

 Liabilities
 Due to broker                                        9,162            7,823
                                           -----------------------------------

 Net assets available for benefits           $    1,535,541   $    1,300,766
                                           ===================================

                       See notes to financial statements.

                 BOK FINANCIAL THRIFT PLAN FOR HOURLY EMPLOYEES

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year ended December 31, 2007


 Additions to net assets:
     Investment income:
        Interest and dividends                             $       27,534
        Net appreciation in fair value of investments              45,066
                                                         --------------------

                                                                   72,600

     Contributions:
        Participants                                              246,687
        Employer                                                  241,473
        Rollovers                                                  22,867
        Net transfers into the plan                                67,629
                                                         --------------------

                                                                  578,656
                                                         --------------------

 Total additions                                                  651,256

 Deductions from net assets:
     Benefit payments                                             416,481
                                                         --------------------

 Net increase                                                     234,775

 Net assets available for benefits:
     Beginning of year                                          1,300,766
                                                         --------------------

     End of year                                           $    1,535,541
                                                         ====================

                       See notes to financial statements.

                 BOK FINANCIAL THRIFT PLAN FOR HOURLY EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS


Note 1 - Description of Plan

The following description of the BOK Financial Thrift Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company) that are compensated on an hourly basis, except those covered under a collective bargaining agreement and those treated as independent contractors. An eligible employee may enter the Plan on the first day of the month following the date the employee is credited with one full month of service. All new eligible employees are automatically enrolled in the Plan at a 3% contribution rate unless the employee designates on the enrollment form not to participate or to participate at another allowable contribution rate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Bank of Oklahoma N.A. (Plan Administrator) holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants.

Contributions

Participants may elect to contribute a percentage of their compensation up to the maximum allowable by federal regulation (as defined by the Plan) on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan administrator. In addition, participants may make after-tax contributions which shall not exceed 6% of each participant's compensation, however, the combination of pre-tax and after-tax contributions cannot be more than the annual legal limit on the total amount that may be contributed to this type of plan (as defined by the Plan). Participants may also make Roth 401(k) contributions to the Plan not to exceed the annual legal limit. Participants who attained age 50 on or before December 31, 2007 were allowed to make a pre-tax catch-up contribution of an additional $5,000 above the maximum allowable by federal regulation.

Participants may elect investment in any of 11 registered investment companies, the Bank of Oklahoma, N.A. Managed Allocation Portfolios (MAP) which are collective investment funds, the Bank of Oklahoma, N.A. Strategic Allocation Fund (SAF) which is a collective investment fund, and BOKF Common Stock. During 2007, the Employer authorized the following modifications to the investment selections available to participants: (a) removal of the MAP

Conservative,  Balanced, Moderate Growth, Growth and Aggressive Growth funds and
(b) addition of the MAP 2010, 2020, 2030, 2040, and 2050 funds.

The Employer contributes a matching contribution to the Plan. The matching contribution may be made in cash or in shares of BOKF Common Stock. In 2007, the entire matching contribution of $105,923 was made in cash.

The Employer matching contribution ranged from $.50 to $2.00 for each dollar of the participant's contributions, up to 6% of compensation, based on each participant's years of service as follows:

              Years of Service                          Matching Percentage
-------------------------------------------------- -----------------------------

Less than four years                                            50%
At least four, but less than ten years                         100%
At least ten, but less than fifteen years                      150%
Fifteen or more years                                          200%

Matching contributions for the 2007 plan year are limited to a certain dollar amount (ranging from $6,750 to $27,000) based on the participant's years of service. The Company also makes a special contribution for eligible participants making less than $40,000. This special contribution (Qualified Non-Elective Contribution) is $750 for participants making less than $30,000 and phases out for participants making $30,000 to $40,000. The special contribution for the 2007 plan year was $135,550.

The Employer may, at its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2007.

Participant accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings and charged with administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are 100% vested upon completion of five years of service and are immediately vested in their deferred (pre-tax), Roth 401(k) and after-tax contributions, and the actual earnings thereon.

Participant Loans

Participants  may  borrow  against  their  accounts  in amounts of not less than
$1,000 and not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Loans will bear interest based on the current banking prime rate when the loan is requested and may not exceed a five-year term, unless the proceeds are used to acquire the primary residence of the participant, in which case the maximum term may be 25 years. Repayment is made by payroll withholdings, and the maximum number of loans a participant may have outstanding at one time is two. The loans are secured by the balance in the participant's account. Interest rates are based on the Chase prime rate and range from 4.75% to 8.25% at December 31, 2007.

Payment of benefits

A participant who terminated employment with a vested account balance less than $1,000, excluding rollover contributions, will receive a lump-sum payment. If the participant's vested balance exceeds $1,000, but is less than $5,000 (excluding rollover contributions), and the participant has not elected to receive payment directly, elect transfer to another eligible retirement plan or a direct rollover, the Plan will pay the distribution in a direct rollover to an individual retirement account designated by the Plan Administrator. Balances over $5,000 are not distributed without the participant's consent. Prior to May 1, 2007, in lieu of a lump-sum payment, a participant who terminates employment after his or her 65th birthday or attaining age 60 and completing ten years of service, shall be entitled to elect monthly, quarterly, semi-annual or annual installment payments to be paid over a period not to exceed 10 years from the benefit commencement date. The installments may be accelerated at the direction of the participant. Effective May 1, 2007, only lump-sum payments are allowed.

Forfeitures

At December 31, 2007 and 2006 forfeited nonvested accounts totaled $6,867 and $10,520, respectively. These accounts will be used to reduce future employer contributions. In 2007, employer contributions were reduced by $10,368 from forfeited nonvested accounts.

Plan termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue the Plan or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100% vested in their accounts.


Note 2 - Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Administrative expenses

The Employer pays all administrative expenses except for loan origination fees, which are paid by the participants.

Investment valuation and income recognition

Shares of registered investment companies are valued at fair value based on published market prices. BOKF Common Stock is valued at the quoted market price.

MAP and SAF fund are reported at fair values as determined and reported daily by the fund sponsors. These fair values are based on quoted market prices of the securities held by the funds. Participant loans receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made, plus earnings, less withdrawals and administrative expenses. The Plan's investments include the SEI Stable Asset Fund, a collective trust that invests in a variety of fully benefit-responsive investment contracts.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with the 2007 presentation.

Effects of recently issued Statements of Financial Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan in 2008. The Plan's financial statements will not be materially impacted by adoption of FAS 157.

Note 3 - Investments

The following presents investments that represent 5% or more of the Plan's net assets:

                                                                                             December 31,
                                                                                  -----------------------------------
                                                                                       2007              2006
                                                                                  ---------------- ------------------
BOKF Common Stock                                                                  $     86,226      $      92,379
American Performance Cash Management Fund                                               313,307            175,866
SEI Stable Asset Fund                                                                    42,406            127,523
Neuberger and Berman Genesis Trust Fund                                                 116,041             93,957
Dodge and Cox Stock Fund                                                                128,661            114,699
Vanguard Institutional Index                                                             97,717             75,438
Bank of Oklahoma, N.A. Managed Allocation Portfolio Moderate Growth Fund                      -            243,050
Bank of Oklahoma, N.A. Managed Allocation Portfolio 2020 Fund                           277,152                  -


The Plan's investments are held by a bank-administered trust fund at Bank of Oklahoma, N.A. Trust Division (the Trustee). During 2007, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                   Net Appreciation
                                                   (Depreciation) in
                                                     Fair Value of
                                                      Investments
                                                ------------------------
BOKF Common Stock                                    $    (3,723)
Registered investment companies                           27,269
Collective investment trusts                              21,520
                                                ------------------------
                                                     $    45,066
                                                ========================

Participants should refer to the fund prospectus or other investment document for information on a fund's investment risk, objective, fees and expenses.

Note 4 - Income Tax Status

The Plan has received a determination  letter from the Internal  Revenue Service
(IRS) dated April 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.


Note 5 - Reconciliation of Financial Statements to the Form 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

                                                                                 December 31,
                                                                     --------------------------------------
                                                                           2007                2006
                                                                     ------------------ -------------------
Net assets available for benefits per the financial statements        $     1,535,541    $     1,300,766
Less: benefits payable                                                              -            (13,008)
                                                                     ------------------ -------------------

Net assets available for benefits per the Form 5500                   $     1,535,541    $     1,287,758
                                                                     ================== ===================

The following is a reconciliation of benefit payments per the financial statements to the Form 5500:

                                                            Year Ended
                                                        December 31, 2007
                                                        ------------------
Benefit payments per the financial statements            $      416,481
Add: benefits payable at end of year                                  -
Less: benefits payable at beginning of year                     (13,008)
                                                        ------------------

Benefit payments to participants per the Form 5500       $      403,473
                                                        ==================

Benefits payable are recorded on the Form 5500 for payments to participants that have been processed and approved for payment prior to December 31, but not yet paid.


Note 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.


Note 7 - Related Parties

The Plan holds investments in various funds that are part of the American Performance Funds mutual fund family (AP Funds). AP Funds is a diversified, open-ended investment company established in 1987 as a business trust under the Investment Company Act of 1940. Affiliates of BOKF offer the AP Funds products to customers and employees, in the ordinary course of business, through its brokerage and trading, employee benefit plan and trust services. Affiliates of BOKF are also service providers to the AP Funds in the following capacities:
Cavanal Hill Investment Management, Inc. (Cavanal Hill), formerly AXIA Investment Management, Inc., a wholly owned subsidiary of Bank of Oklahoma, N.A.
(BOk), serves as investment advisor and administrator to the AP Funds; BOk serves as custodian for the AP Funds; BOSC, Inc., a wholly owned subsidiary of BOKF, serves as distributor for the AP Funds. Participants should refer to the AP Funds prospectuses for additional information.

A portion of the Plan's assets are invested in BOKF stock. Since BOKF is the Plan Sponsor, investments involving BOKF stock qualify as party-in-interest transactions.

The Plan is authorized to include Bank of Oklahoma, N.A. Managed Allocation Portfolio (MAP) Funds as investment options. The MAP Funds include five different managed funds designed to meet different risk tolerances and years to retirement. The portfolios are comprised of different asset classes, capitalizations and investment styles. Effective September 22, 2006, the Plan was authorized to include the Bank of Oklahoma, N.A. International Strategic Allocation Fund (SAF) as an international investment option. Cavanal Hill serves as investment advisor and BOk serves as custodian and administrator to the MAP Funds and SAF.

All of the above transactions are exempt from prohibited transaction rules.


Note 8 - Subsequent Event

In April 2008, the Employer authorized the following modifications to the investment selections available to paricipants: (a) removal of the Hotchkis & Wiley Mid Cap Value Fund and (b) addition of the Columbia Mid Cap Value Fund Z.

                              SUPPLEMENTAL SCHEDULE

                 BOK FINANCIAL THRIFT PLAN FOR HOURLY EMPLOYEES

                FORM 5500 SCHEDULE H; LINE 4i-SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

                           EIN: 73-0780382 PLAN #: 004

                                December 31, 2007


                                                                           (c)
                             (b)                               Description of Investments,               (e)
                     Identity of Issue,                       Including Maturity Date, Rate            Current
 (a)         Borrower, Lessor, or Similar Party               of Interest, or Maturity Value            Value
 -------------------------------------------------------------------------------------------------------------------

  *  BOK Financial Corporation                          BOKF Common Stock                            $     86,226

  *  American Performance Funds                         Cash Management Fund                              313,307
                                                        Intermediate Bond Fund                             41,358

     SEI Funds                                          Stable Asset Fund                                  42,406

     American                                           Balanced Fund                                      40,053
                                                        Growth Fund of America                             34,408

     Neuberger and Berman                               Genesis Trust Fund                                116,041

     Dodge and Cox                                      Stock Fund                                        128,661

     Vanguard                                           Institutional Index                                97,717
                                                        Mid-Cap Index                                      10,355

     Hochkis and Wiley                                  Midcap Value Fund                                  15,397

     T. Rowe Price                                      New Horizons                                        9,515

  *  Bank of Oklahoma, N.A. Managed Allocation
         Portfolio (MAP)                                MAP 2010 Fund                                      33,136
                                                        MAP 2020 Fund                                     277,152
                                                        MAP 2030 Fund                                      21,570
                                                        MAP 2040 Fund                                      17,333

  *  Bank of Oklahoma, N.A. Strategic Allocation        International Strategic Allocation
         Fund (SAF)                                         Fund                                           66,958

  *  Participant loans                                  Interest rates ranging from 4.75% to
                                                            8.25%                                          40,256
                                                                                                  ------------------

                                                                                                     $  1,391,849
                                                                                                  ==================

*Indicates Party-in-interest to the Plan.
Column (d) is not applicable as all investments are participant directed.